

Mail Stop 3561

October 15, 2008

Via U.S. Mail

Mr. Samuel Masucci, III
President
MacroShares Housing Depositor, LLC
73 Green Tree Drive #9
Dover, DE 19904

> **Re: MacroShares Housing Depositor, LLC**
> **Amendment No. 2 to Registration Statements on Form S-1**
> **Filed September 30, 2008**
> **File No. 333-151522**
> **File No. 333-151523**

Dear Mr. Masucci:

　　　　We have reviewed your responses to the comments in our letter dated August 6, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus

General

1. We believe that the aggregate size of the offering is material to investors. Please tell us how the investors will know the approximate size of the offering before they make their bids in the OpenCross auction.

Prospectus Summary, page 1

2. Please revise to provide a brief description of the "OpenCross" auction procedures. For example, provide a bulleted list of the phases of the auction process. Alternately, include a very brief description with a cross-reference to the discussion elsewhere.

3. If true, disclose that the clearing price, and therefore the actual public offering price, could be higher or lower than the price range estimated for the offering.

Description of the Housing Market, page 59

4. Please revise to include data regarding the number of unsold new and used houses on the market, the average time on the market, the average sales price and the percentage increases or declines in monthly data for each of the last twelve months or tell us why such data would not be material to an investment decision. Since we believe this type of information may both be material to an investment decision and delivered at different times during a month, please tell us how it affects your timing as to the offering. Is there a 10-day window when no material information is disclosed?

Risk Factors, page 24

5. Please revise to include a risk factor describing the known risks associated with the auction bid process.

6. Also, your revised disclosure should note that the respective parties may cancel the offering if there are insufficient bids received, the clearing prices are inadequate or the placement agents and Macro Financial, LL disagree on the Public Offering Price.

Income on the treasuries may be insufficient to make quarterly distributions; if such income is also insufficient to pay in full the Up Trust's fees and expenses, the Up Trust's underlying value will decline, page 31

7. Please update the disclosure to take into account the current economic measures taken by the U.S. federal government which may affect the income received on the U.S. treasuries to make quarterly distributions.

＊ ＊ ＊ ＊ ＊

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Samuel Masucci, III
MacroShares Housing Depositor, LLC
October 15, 2008
Page 4

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Regards,

Max A. Webb
Assistant Director

cc: via facsimile (212) 735-2000
        Richard F. Kadlick, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP